HARRY WINSTON DIAMOND CORPORATION
(the “Corporation”)

ANNUAL REQUEST FORM
TO BENEFICIAL SHAREHOLDERS

Financial Statements

In accordance with National Instrument 51-102, shareholders (including beneficial owners) may elect annually to have their names added to the Mailing List of the Corporation. If you wish to receive the annual financial statements and management’s discussion and analysis (“MD&A”) for the annual financial statements, the interim financial statements and MD&A for the interim financial statements of the Corporation, or both, without charge, you must complete this form and forward it as set out below.

Please put my name on the Mailing List for the Corporation and send me the documents as indicated below:

Interim Financial Statements and Interim MD&A of the Corporation	[_]

Annual Financial Statements and Annual MD&A of the Corporation	[_]

[_]	by mail; or

[_]	by electronic delivery. I have read the terms of the consent (set out on the reverse side of this Annual Request Form) and I consent to the electronic delivery of the documents indicated above on such terms.

Completion of Form

Completed forms should be returned to the Corporation’s transfer agent, CIBC Mellon Trust Company, by mail to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3, or by fax to 1-888-249-6189.

Alternatively, if you wish to receive an e-mail containing a link to these and other reports when they are available to view online, please enroll on-line at www.canstockta.com/electronicdelivery or complete and return the Consent to Electronic Delivery of Documents form on the reverse side.

If you have any questions, please contact Canadian Stock Transfer Company Inc. toll-free at 1-800-387-0825 in North America or at 416-682-3860 in Toronto and outside North America.

DATED the day of , 2012.

_________________________________________	_________________________________________
(First Name and Surname)	(Signature

_________________________________________
(Address)	CUSIP: 41587B100

*NOTE: Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

Consent to Electronic Delivery of Documents

1)      I consent, until my consent is revoked by me (in the manner set out in paragraph 9 below), to receiving all future shareholder communications of Harry Winston Diamond Corporation (“Harry Winston”) to which I am entitled as a shareholder electronically rather than by mail. These documents may include: (a) Annual Report; (b) Interim Financial Statements and management’s discussion and analysis (the “MD&A) thereon; (c) Annual Financial Statements and MD&A thereon; and (d) other shareholder communications

2)      I understand and agree that, after my consent has been given and Harry Winston has filed the documents with applicable securities regulatory bodies, Harry Winston or its agent will notify me that a document which I am entitled to receive electronically is available at Harry Winston’s website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the e-mail address I have provided below.

3)      I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a document electronically and I confirm that I have such access.

4)      I understand and agree that: (a) any e-mail notice or other notification will not contain a paper document; (b) any e-mail notice or other notification will contain Harry Winston’s web address (or a hyperlink) identifying where the documents to be delivered electronically are located; (c) by accessing the web address or hyperlink which I will be provided under paragraph 2, I can access, view, download and print a paper copy of the applicable document from my computer; (d) a document distributed electronically will be in Portable Document Format (PDF); and (e) Adobe® Acrobat® Reader® software is required to view a document in PDF and a link to that software will be available at that page of the Harry Winston website containing the documents to be delivered electronically. (Adobe® Acrobat® Reader® is the registered trademark of Adobe Systems Incorporated.)

5)      I understand that I may request a paper copy of a document for which I have consented to electronic delivery at no cost by contacting CIBC Mellon Trust Company at the telephone number, fax number, e-mail address or mailing address set forth on the reverse side of the page.

6)      I understand and agree that: (a) at any time and without giving me advance notice, Harry Winston may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me; and (b) if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7)      I understand that Harry Winston will maintain on its website any document sent to me electronically for not less than six months from the date of its posting on the website.

8)    If you consent to electronic delivery, please return this form by fax or mail to the address noted at the bottom of the page. You can also submit your request online by visiting Canadian Stock Transfer Company Inc.’s website at www.canstockta.com/electronicdelivery.

9)     I understand that I may revoke or modify my consent and that I may change my e-mail address to which notices are to be delivered to me any time by notifying Canadian Stock Transfer Company Inc. by telephone: 1-800-387-0825, fax: 1-888-249-6189, email: www.canstockta.com/InvestorInquiry or mail: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc. P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Canadian Stock Transfer Company Inc. Such change, revocation or modification must actually be received and acknowledged by Canadian Stock Transfer Company Inc. in order for it to be effective.

10)   I understand that I am not required to consent to electronic delivery. I am a beneficial shareholder of Harry Winston, I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on such terms, I consent to the electronic delivery of the documents I am entitled to receive as a beneficial owner of Harry Winston.

DATED the day of , 2012.

_________________________________________	_________________________________________
(First Name and Surname)	(Signature)

_________________________________________	_________________________________________
(Address)	(Email Address)

Please return this form by mail or fax to: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3, Fax: 1-888-249-6189.